PLANK & BRAHM

DONALD T. PLANK
RICHARD C. BRAHM
MARK A. PETERSON
MICHAEL F. RYAN
FRANKLIN E. ECK, JR.
CATHERINE A. CUNNINGHAM
DAVID WATKINS
AARON M. GLASGOW

A Legal Professional Association

145 E. RICH STREET
COLUMBUS, OHIO 43215-5240
TELEPHONE (614) 228-4546
TELECOPIER (614) 228-1472
E-MAIL: email@plankbrahm.com

December 14, 2006



VIA UPS NEXT DAY AIR

U.S. Securities and Exchange Commission
450 Fifth Street N.W., Stop 3-4
Washington, DC 20549

> **Re:** **Portage Bancshares, Inc. (the "Company")**
> **Second Amendment to Form 1-A**
> **File No. 24-10152**

Dear Sir or Madam:

On behalf of the Company and pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we enclose herewith for filing with your office the following documents in response to the letter, dated December 5, 2006, from John Reynolds, Assistant Director, to William E. Hale (the "Comment Letter"):

1.   Seven (7) copies, one (1) of which has been manually signed, of the Second Amendment to Form 1-A including certain revised exhibits; and

2.   Three (3) black-lined copies of the Second Amendment to Form 1-A indicating all changes made to the previous First Amendment to Form 1-A filed with the Commission on or about November 2, 2006. The enclosed black-lined copies have <u>not</u> been Bates-stamped due to the fact that the black-lining would cause the Bates-stamped numbers to be inconsistent with the Bates-stamped numbers on the enclosed clean copies of the Second Amendment to Form 1-A.

The following responses are made to the comments contained in the Comment Letter. Each response corresponds to the numbered comments contained in the Comment Letter, a copy of which has been enclosed for your convenience.

Comment No. 1

The requested revisions have been made to the referenced sections of the Offering Statement (Bates-stamped pp. 30 and 34).

Comment No. 2

The requested revisions have been made to the referenced sections of the Offering Statement (Bates-stamped p. 36).

Comment No. 3

The requested revisions have been made to the referenced sections of the Offering Statement (Bates-stamped p. 39).

Comment No. 4

The following sentence was included in the referenced section of the Offering Statement filed in connection with the First Amendment to Form 1-A filed with the Commission on or about November 2, 2006 (Offering Statement p. 35):

> "The Trust shall dissolve when all of the Capital Securities and the Common Securities have been redeemed and such redemption amounts have been paid in full."

The Company believes that this disclosure accurately describes the impact of such redemption on the Trust and its security holders and a similar disclosure has now been added under the section entitled USE OF PROCEEDS TO ISSUER (Bates-stamped p. 23).

Comment No. 5

The requested footnote has been added to the Signature Page attached to the enclosed Second Amendment to Form 1-A (Bates-stamped p. 102).

Comment No. 6

The financial statements filed with the enclosed Second Amendment to Form 1-A are current pursuant to Part F/S. A currently dated Consent of the Independent Accountants has been attached as an exhibit as well.

In addition to the foregoing revisions, various additional changes have been made to the Offering Statement. The dates by which the Offering will terminate have been adjusted as a result of the delay in achieving effectiveness. Those changes, as well as all other changes, made to the Offering Statement have been black-lined for your convenience.

On behalf of the Company, please accept this letter as a request for effectiveness of the Offering at 12:01 a.m. on Tuesday, December 26, 2006.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may consider this request for acceleration of the effective date of the Offering Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Offering Statement.

We hope that the foregoing is responsive to each of the comments of the Commission contained in the Comment Letter. If you have any questions or require any additional information, please contact the undersigned at (614) 228-4546.

Thank you for your continued assistance.

Sincerely,



Mark A. Peterson

MAP:rla

Enclosures

cc: Richard J. Coe
       Richard C. Kloch, Jr., CPA
       Gregory J. McClure, CPA